Ropes & Gray
                          One International Place
                     Boston, Massachusetts  02ll0-2624
                           (617) 95l-7000
                         FAX: (6l7) 95l-7050




                            February 29, 1996



The DLB Fund Group
One Memorial Drive
Cambridge, Massachusetts 02142

Gentlemen:

     You have informed us that you intend to file a Rule 24f-2 Notice (the "Notice") with the Securities and Exchange Commission (the "Commission") pursuant to Rule 24f-2 (the "Rule") under the Investment Company Act of 1940, as amended, making definite the registration of 3,510,003 shares of beneficial interest (the "Shares") of your DLB Fixed Income Fund, DLB Global Small Capitalization Fund, DLB Value Fund and DLB Mid Capitalization Fund sold in reliance upon the Rule during your fiscal year ended December 31, 1995.

     We have examined your Agreement and Declaration of Trust on file in the office of the Secretary of The Commonwealth of Massachusetts. We are familiar with the actions taken by your Trustees to authorize the issue and sale from time to time of your shares of beneficial interest at not less than net asset value and have assumed that the Shares have been issued and sold in accordance with such action. We have also examined a copy of your By-laws and such other documents as we have deemed necessary for the purposes of this opinion.

     Based on the foregoing, we are of the opinion that the Shares have been duly authorized and validly issued and are fully paid and non-assessable.

     The Trust is an entity of the type commonly known as a "Massachusetts business trust." Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Agreement and Declaration of Trust disclaims shareholder liability for acts or obligations of the Trust and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Trust or its Trustees. The Agreement and Declaration of Trust provides for indemnification out of the property of the particular series of shares for all loss and expense of any shareholder of that series held personally liable solely by reason of his being or having been a shareholder. Thus, the risk of shareholder liability is limited to circumstances in which that series of shares itself would be unable to meet its obligations.


     We consent to this opinion accompanying the Notice when filed with the Commission.

                              Very truly yours,

                              /s/ Ropes & Gray

                              Ropes & Gray